                                                                   Exhibit 99.25


                          INVESTOR'S RIGHTS AGREEMENT

                                     BETWEEN

                            POINTS INVESTMENTS, INC.

                                       AND

                                 USA INTERACTIVE

                                       AND

                            POINTS INTERNATIONAL LTD.

                                 April 11, 2003

                                TABLE OF CONTENTS

ARTICLE I DEFINITIONS.....................................................    1
   1.1  Defined Terms.....................................................    1

ARTICLE II RESTRICTIONS ON ADDITIONAL REGISTRATION RIGHTS.................    5
   2.1  Registration Rights Agreements....................................    5

ARTICLE III REGISTRATION RIGHTS...........................................    5
   3.1  Demand Registration...............................................    5
   3.2  Piggyback Registrations...........................................    6
   3.3  Expenses of Registration..........................................    8
   3.4  Obligation of the Corporation.....................................    8
   3.5  Miscellaneous.....................................................   11
   3.6  Indemnification...................................................   11

ARTICLE IV PRE-EMPTIVE RIGHTS.............................................   14
   4.1  Pre-emptive Rights................................................   14

ARTICLE V MATCHING RIGHT..................................................   16
   5.1  Notification of Matching Right Transaction........................   16
   5.2  Matching Right....................................................   16
   5.3  Acceptance of Matching Right Transaction..........................   17
   5.4  Unsolicited Take-over Bids........................................   17
   5.5  No Break Fee......................................................   18
   5.6  Amendments to Matching Right Transaction..........................   18
   5.7  CIBC Debenture....................................................   18

ARTICLE VI BOARD OF DIRECTORS; GOVERNANCE.................................   18
   6.1  Size and Composition of Board of Directors and Committees.........   18
   6.2  Board of Directors Representation.................................   19
   6.3  Shareholders' Meetings............................................   20

ARTICLE VII RIGHTS OF APPROVAL............................................   20
   7.1  Rights of Approval................................................   20

ARTICLE VIII INFORMATION RIGHTS AND OPERATIONAL COVENANTS.................   21
   8.1  Information Delivered to Common Shareholders......................   21
   8.2  Cash Flow Management..............................................   21
   8.3  Use of Proceeds - Issuance of Preferred Share and Warrants........   22
   8.4  Use of Proceeds - Exercise of Warrants............................   22

ARTICLE IX MISCELLANEOUS..................................................   22
   9.1  No Derogation of Rights...........................................   22
   9.2  Term of Agreement.................................................   22
   9.3  Public Announcements..............................................   23
   9.4  Assignment........................................................   23
   9.5  Binding Effect....................................................   23
   9.6 Time...............................................................   23

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                                      -ii-


   9.7  Notices...........................................................   23
   9.8  Governing Law.....................................................   24
   9.9  Injunctive Relief.................................................   25
   9.10 Currency..........................................................   25
   9.11 Entire Agreement..................................................   25
   9.12 Further Assurances................................................   25
   9.13 Waivers and Modifications.........................................   25
   9.14 Counterparts......................................................   25
   9.15 Date For Any Action...............................................   26
   9.16 Construction......................................................   26
   9.17 Interpretation....................................................   26
   9.18 Knowledge.........................................................   26
   9.19 Severability......................................................   26

                           INVESTOR'S RIGHTS AGREEMENT

             THIS AGREEMENT made as of the 11th day of April, 2003.

BETWEEN:

                                   POINTS INVESTMENTS, INC., a corporation
                                   incorporated under the laws of Delaware (the
                                   "Investor")

                                   -and-

                                   USA INTERACTIVE, a corporation incorporated under the laws of Delaware

                                   (the "Parent")

                                   -and-

                                   POINTS INTERNATIONAL LTD., a corporation continued under the laws of Ontario (the "Corporation")

RECITALS:

          WHEREAS the Investor owns one Preferred Share, Series 2 (the "Preferred Share");

          AND WHEREAS the Investor is the holder of warrants (the "Warrants") dated April 11, 2003 to purchase common shares (the "Common Shares") in the capital of the Corporation;

          AND WHEREAS the Investor and the Corporation wish to set forth certain rights of the Investor for so long as the Investor owns the Preferred Share, Common Shares and/or any of the Warrants, as the case may be;

          NOW THEREFORE in consideration of the premises and the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby covenant and agree as follows:

                                    ARTICLE I
                                   DEFINITIONS

1.1       DEFINED TERMS.

As used herein:

     (a)  "Act" means the Business Corporations Act (Ontario).

     (b) "affiliate" shall be construed such that one person shall be deemed to be an affiliate of another person if one of them is controlled (directly or indirectly) by

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                                       -2-


          the other or both are controlled (directly or indirectly) by the same person or group of persons, and for this purpose "control" shall be construed such that any combination of a person, its affiliates and persons acting jointly or in concert with either of them (the "Control Group") shall control another person if the Control Group is the beneficial owner of securities of such person sufficient to elect a majority of the board of directors (or, if the person is not a corporation, any comparable body) of such person.

     (c) "Agency" means any domestic or foreign court, tribunal, federal, state, provincial or local government or governmental agency or authority or other regulatory authority (including the TSXV) or administrative agency or commission (including the Ontario Securities Commission and the U.S. Commission) or any elected or appointed public official.

     (d) "Agreement" means this investor's rights agreement between the Corporation and the Investor, as amended from time to time.

     (e)  "Board of Directors" means the Board of Directors of the Corporation.

     (f) "Business Day" means every day except a Saturday, Sunday or a day, which is a statutory holiday in Toronto, Ontario or a federal holiday in the United States of America.

     (g) "Canadian Prospectus" means a prospectus filed by the Corporation with a Canadian Securities Regulator for a public offering and sale of securities of the Corporation.

     (h)  "Canadian Securities Act" means the Securities Act (Ontario).

     (i)  "CIBC Debenture" has the meaning ascribed thereto in Section 2.1.

     (j) "Common Shares" means the common shares in the capital of the Corporation.

     (k) "Consent and Amending Agreement" means the agreement dated March 21, 2003 between the Corporation, the Parent and CIBC Capital Partners.

     (l) "Corporation" means Points International Ltd., a corporation continued under the laws of Ontario.

     (m) "Employee Option Plan" means the Corporation's Amended and Restated Employee Option Plan, dated June 26, 2002, as the same may be amended, restated or replaced from time to time.

     (n) "Exchange Act" means the United States Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations of the U.S. Commission issued under such Act, as they each may, from time to time, be in effect.

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                                       -3-


     (o) "Investor" means Points Investments, Inc., a corporation incorporated pursuant to the laws of Delaware.

     (p)  "Investor Directors" shall have the meaning ascribed thereto in
          Section 6.2(a).

     (q) "Jurisdictions" means those provinces and territories of Canada in which the Corporation is now or at any relevant time a reporting issuer or equivalent status (including, without limitation, Ontario, Alberta and British Columbia) and at any time includes the United States of America if the Corporation has previously registered any securities pursuant to applicable securities Laws.

     (r) "Laws" means all laws, statutes, by-laws, rules, regulations, orders, decrees, ordinances, protocols, codes, guidelines, policies, notices, directions and judgements or other requirements of any Agency, including the Canadian Securities Act, the U.S. Securities Act and the Exchange Act.

     (s) "Matching Notice" shall have the meaning ascribed thereto in Section 5.2(b).

     (t) "Matching Offer" shall have the meaning ascribed thereto in Section 5.2(d).

     (u) "Matching Right Transaction" means an offer to effect any transaction (by purchase, merger, amalgamation, arrangement, business combination, liquidation, dissolution, recapitalization, take-over bid or otherwise) that could result in any person (or group of persons) other than the Investor or its affiliates acquiring (a) assets of the Corporation and/or its Subsidiaries that are, individually or in the aggregate, material to the Corporation or any of its Subsidiaries, or
          (b) 20% or more of the equity of, or voting rights in respect of, (or rights thereto) the Corporation or any of its Subsidiaries.

     (v)  "Minimum Amount" has the meaning ascribed thereto in Section 3.1(c).

     (w) "Outstanding Rights" means the rights to acquire Common Shares set out in Schedule 1.1(w).

     (x) "Parent" means USA Interactive, a corporation incorporated under the laws of Delaware and any successors thereto.

     (y) "person" means an individual, corporation, incorporated or unincorporated association, syndicate or organization, partnership, trust, trustee, executor, administrator or other legal representative.

     (z)  "Pre-emptive Right" has the meaning ascribed thereto in Section 4.1
          (a).

     (aa) "Preferred Share" has the meaning ascribed thereto in the recitals to this Agreement.

     (bb) "Registrable Securities" has the meaning ascribed thereto in Section 3.1(a).

     (cc) "Registration Expenses" shall mean all expenses incurred by the Corporation in complying with Sections 3.1 or 3.2, including, without limitation, all registration,

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                                       -4-


          filing and qualification fees, printing expenses, accounting fees, state Blue Sky fees and expenses and fees and disbursements of counsel for the Corporation.

     (dd) "Registration Statement" means a registration statement filed by the Corporation with the U.S. Commission for a public offering and sale of securities of the Corporation (other than a registration statement on Form S-8, Form F-8, Form S-4, or Form F-4 or their successors, or any other form for a similar limited purpose, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another corporation).

     (ee) "Response Period" shall have the meaning ascribed thereto in Section 5.2(c).

     (ff) "Second Response Period shall have the meaning ascribed thereto in
          Section 5.3(c).

     (gg) "Securities Regulators" shall mean the Canadian and U.S. securities regulatory authorities.

     (hh) "Selling Expenses" shall mean, with respect to any sale of Registrable Securities effected pursuant to Article III hereof, all underwriting fees and selling commissions applicable to such sale.

     (ii) "Subscription Agreement" means the subscription agreement, dated March 21, 2003, pursuant to which the Investor subscribed for the Preferred Share and the Warrants.

     (jj) "Subsidiaries" means, in respect of a person, each of the corporate entities, partnerships and other entities over which it exercises direction or control.

     (kk) "Transfer" means to directly or indirectly sell, give, transfer, assign, pledge, encumber, hypothecate or otherwise dispose of in any manner whatsoever.

     (ll) "U.S. Commission" means the Securities and Exchange Commission, or any other federal agency at the time administering the U.S. Securities Act.

     (mm) "U.S. Securities Act" means the United States Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the U.S. Commission issued under such Act, as they each may, from time to time, be in effect.

     (nn) "U.S. Prospectus" means the prospectus included in any Registration Statement, as amended or supplemented by an amendment or prospectus supplement, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such U.S. Prospectus.

     (oo) "Warrants" has the meaning ascribed thereto in the recitals to this Agreement.

                                   ARTICLE II
                 RESTRICTIONS ON ADDITIONAL REGISTRATION RIGHTS

2.1       REGISTRATION RIGHTS AGREEMENTS.

The Corporation represents and warrants that, other than certain registration rights provided to CIBC Capital Partners pursuant to an Amended and Restated Convertible Debenture (the "CIBC Debenture") in the original principal amount of $6,000,000 issued by the Corporation on March 15, 2001 and amended and restated on February 8, 2002, no person has any right to require the Corporation to qualify for distribution or register the sale of any securities under any applicable securities Laws and the Corporation covenants that it will not grant or permit to exist any such right, other than under the CIBC Debenture, during the term of this Agreement.

                                  ARTICLE III
                              REGISTRATION RIGHTS

3.1       DEMAND REGISTRATION.

     (a) Subject to the conditions of this Section 3.1, if the Investor delivers to the Corporation a written request that the Corporation file a Registration Statement or file and obtain a receipt for a (final) Canadian Prospectus to qualify the distribution of or register in the Jurisdictions the Common Shares held or to be held by the Investor (including, without limitation, the Common Shares issued or issuable on the conversion of the Preferred Share and the exercise of the Warrants, and, for the purposes of this Article III, shares that are issued or distributed to the Investor in respect of the Common Shares by way of conversion, stock dividends or stock split or other distribution, recapitalization or reclassification) (the "Registrable Securities") then the Corporation shall, subject to the limitations of this Section 3.1, use its best efforts to file, as soon as practicable and in any event within twenty (20) Business Days a preliminary Canadian Prospectus or a Registration Statement with respect to the subject Registrable Securities and use its best efforts to cause such preliminary Canadian Prospectus to be cleared and a receipt for a final Canadian Prospectus to be obtained as soon as practicable thereafter. The qualification and/or registration of Registrable Securities pursuant to this Article III, as the case may be, is sometimes referred to in this Agreement as either a "qualification" or a "registration".

     (b) If the Investor intends to distribute the Registrable Securities covered by its request by means of an underwriting, the Investor shall so advise the Corporation as a part of its request made pursuant to
          Section 3.1(a). The Investor shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting (which underwriter or underwriters shall be reasonably acceptable to the Corporation). Notwithstanding any other provision of Section 3.1, if the underwriter advises the Corporation that marketing factors require a limitation of the number of securities to be underwritten (including Registrable Securities), then the Corporation shall so advise the Investor, and the number of shares that may be included in the underwriting shall be reduced accordingly; provided, however, that the number of shares of

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                                       -6-


          Registrable Securities to be included in such underwriting shall not be reduced unless all other securities of the Corporation are first entirely excluded from the underwriting. If the number of Registrable Securities requested to be registered pursuant to Section 3.1(a), but that are excluded from registration pursuant to this Section 3.1(b), is equal to or greater than thirty percent (30%) of the total number of Registrable Securities requested to be so registered, then such registration by the Corporation shall not count as a registration for the purposes of Section 3.l(c)(iii).

     (c) The Corporation shall not be required to effect a registration pursuant to this Section 3.1:

          (i) prior to that date that is the one year anniversary of the date hereof; or

          (ii) unless the number of Registrable Securities to be included in such registration is not less than the greater of (the "Minimum Amount"):

               (A) 25% of the aggregate number of Registrable Securities held by the Investor and its affiliates at the time of delivery of a request for registration of Registrable Securities; and

               (B) such number of Registrable Securities as is required to effect a distribution of Common Shares pursuant to such registration of at least $2,500,000; or

          (iii) if a registration has been completed within the preceding six
               (6) month period; or

          (iv) if the Corporation shall furnish to the Investor a certificate signed by the Chief Executive Officer of the Corporation stating that in the good faith judgment of the Board of Directors, in accordance with the advice of applicable counsel, it would be materially detrimental to the Corporation and its shareholders (including, without limitation, materially interfering with any material financing, acquisition, corporate reorganization or merger or other transaction involving the Corporation or any of its Subsidiaries for which a letter of intent has been entered into and the disclosure of which would be required in any Canadian Prospectus or Registration Statement utilized in a registration) for such registration to be effected at such time, in which event the Corporation shall have the right to defer such preparation and filing for a period of not more than ninety (90) days after receipt of the request of the Investor; provided that such right to delay a request shall be exercised by the Corporation not more than once per request for registration of Registrable Securities.

3.2       PIGGYBACK REGISTRATIONS.

     (a) The Corporation shall promptly notify (which notice shall indicate an outside date for the proposed distribution) the Investor in writing if the Corporation proposes to distribute securities by way of a Registration Statement or a Canadian

          Prospectus (including, but not limited to, Registration Statements or Canadian Prospectuses relating to secondary offerings of securities of the Corporation) (other than a Registration Statement or Canadian Prospectus filed pursuant to Section 3.1), and will afford the Investor an opportunity to include in such Registration Statement or Canadian Prospectus not less than the Minimum Amount of the Registrable Securities. If the Investor desires to have included in such Registration Statement or such Canadian Prospectus not less than the Minimum Amount of the Registrable Securities, it shall, within ten
          (10) Business Days after the above-described notice from the Corporation, so notify the Corporation in writing. Such notice shall state the intended method of disposition of the Registrable Securities by the Investor. If the Investor decides not to include all of its Registrable Securities in any Registration Statement or Canadian Prospectus thereafter filed by the Corporation, the Investor shall nevertheless continue to have the right to include not less than the Minimum Amount of Registrable Securities in any subsequent Registration Statement or Canadian Prospectus as may be filed by the Corporation with respect to offerings of its securities, all upon the terms and conditions set forth herein. Nothing contained in this
          Section 3.2 shall in any way be construed so as to limit any of the Investor's rights under Section 3.1.

     (b) If the Canadian Prospectus or Registration Statement in respect of which the Corporation gives notice under this Section 3.2 is for an underwritten offering, the Corporation shall so advise the Investor. In such event, the right of the Investor to have Registrable Securities qualified for distribution by the Canadian Prospectus or included in the Registration Statement pursuant to this Section 3.2 shall be conditioned upon the Investor's participation in such underwriting and the inclusion of the Registrable Securities in the underwriting to the extent provided herein. If the Investor proposes to distribute its Registrable Securities through such underwriting, it shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Corporation. Notwithstanding any other provision of this Agreement, if the underwriter determines in its sole discretion that marketing factors make it advisable to limit the number of shares to be underwritten, the number of shares that may be included in the underwriting shall be allocated, (i) if such Canadian Prospectus or Registration Statement filing was initiated by the Corporation in respect of an offering of treasury securities, then first to the Corporation and second to the Investor and any selling shareholder pursuant to rights granted in the CIBC Debenture on a pro rata basis,
          (ii) if such Canadian Prospectus or Registration Statement filing was initiated by a selling shareholder in respect of a secondary offering pursuant to a right to require the Corporation to file a Canadian Prospectus or a Registration Statement under the CIBC Debenture, then first to such initiating selling shareholder, second to the Investor and third to the Corporation, or (iii) in such manner as may be agreed among the Corporation and any selling shareholders. If the Investor disapproves of the terms of any such underwriting or the amount of securities of the Investor included in the qualification or registration is reduced below 30% of the Registrable Securities it had proposed to include in such qualification or registration, the Investor may elect to withdraw therefrom by written notice to the Corporation and the underwriter, delivered at least fifteen (15) Business Days prior to the filing of the (final) Canadian Prospectus or the effective date of the Registration Statement.

     (c) The Corporation shall have the right to terminate or withdraw any qualification or registration initiated by it under this Section 3.2 prior to the effectiveness of such qualification or registration, upon notice to the Investor, whether or not the Investor has elected to include Registrable Securities in such qualification or registration. Notwithstanding anything else contained herein, the Registration Expenses and Selling Expenses in connection with such qualification or registration shall be borne by the Corporation.

     (d) Subject to the approval of the managing underwriter as to the size of its participation, the Corporation shall be entitled to include in any Canadian Prospectus or Registration Statement filed pursuant to a registration request under Section 3.1 in respect of an underwritten offering, Common Shares to be sold by the Corporation for its own account.

3.3       EXPENSES OF REGISTRATION.

Except as specifically provided herein, all Registration Expenses incurred in connection with any registration, qualification or compliance pursuant to Sections 3.1 and 3.2 shall be borne as follows:

     (a) if initiated prior to the date that is six (6) years following the date hereof, by the Corporation; and

     (b) if initiated on or after the date that is six (6) years following the date hereof, all Registration Expenses shall be borne by the Corporation, other than an amount equal to the Investor's pro rata portion thereof in accordance with the proceeds received by the Investor in such registration or qualification, which amount shall be borne by the Investor.

All Selling Expenses incurred in connection with any registration or qualification pursuant to Sections 3.1 and 3.2 shall be borne by the participants in such registration or qualification pro rata in accordance with the proceeds received by such participants in such registration or qualification.

3.4       OBLIGATION OF THE CORPORATION.

Whenever required to effect the qualification or registration of any Registrable Securities, the Corporation shall, as soon as reasonably practicable:

     (a) prepare and file with the Securities Regulators in the Jurisdictions in which the Registrable Securities are to be distributed a Registration Statement or a preliminary Canadian Prospectus with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective or such preliminary Canadian Prospectus to be cleared and a receipt for a final prospectus to be obtained within one hundred and twenty (120) days thereafter, and, upon the request of the Investor, provided the Investor is holding Registrable Securities qualified thereunder, keep such Canadian Prospectus or Registration Statement effective for up to one hundred and eighty days (180) or, if earlier, until the Investor has completed the distribution related thereto;

     (b) prepare and file with the Securities Regulators in the Jurisdictions referred to in Section 3.4(a) such amendments and supplements to the Registration Statement and the U.S. Prospectus included therein or Canadian Prospectus used in connection with such registration and qualification as may be necessary to comply with the provisions of the applicable securities Laws with respect to the disposition of all securities covered by such Canadian Prospectus or Registration Statement for the period set forth in Section 3.4(a);

     (c) furnish to the Investor such number of copies of the U.S. Prospectus, including any preliminary U.S. Prospectus, or such number of copies of the Canadian Prospectus, in the English and, if applicable, French language, including a preliminary Canadian Prospectus, in conformity with the requirements of the applicable securities Laws, and such other documents as it may reasonably request in order to facilitate the disposition of Registrable Securities owned by it;

     (d) use all commercially reasonable efforts to register and qualify the securities covered by such Canadian Prospectus or Registration Statement under such other securities laws of such other jurisdictions (for greater certainty, other than the Jurisdictions) as shall be reasonably requested by the Investor provided that (i) notwithstanding
          Section 3.3, all Registration Expenses incurred in connection with such registration and qualification and all expenses that may thereafter be incurred by the Corporation as a result of complying with any ongoing requirements under applicable Laws that the Corporation was not subject to prior to such registration or qualification in such other jurisdiction (the "Ongoing Expenses") shall be borne by the participants in such registration or qualification pro rata in accordance with the proceeds received by such participants in such registration or qualification (provided, however, if the Corporation participates in such registration, then the Ongoing Expenses shall be borne entirely by the Corporation, or if the Corporation at any time otherwise registers or qualifies any securities in such jurisdiction, the Ongoing Expenses shall thereafter be borne entirely by the Corporation), and (ii) the average closing price of the Common Shares, on the stock exchange or quotation system on which they are then listed, for the forty (40) trading days preceding such request is not less than US$1.00;

     (e) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter(s) of such offering;

     (f) notify the Investor if a U.S. Prospectus or Canadian Prospectus relating to Registrable Securities, as then in effect, to its knowledge, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and, as promptly as practicable, prepare and file with the applicable Securities Regulators an amendment to such U.S. Prospectus or amend or supplement such Canadian Prospectus such that such U.S. Prospectus or Canadian Prospectus, as so amended, shall not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and, as promptly as is practicable, furnish to the Investor a reasonable number of copies of the supplement to or the amendment of such U.S. Prospectus or Canadian Prospectus;

     (g) promptly notify the Investor (i) when a Registration Statement relating to Registrable Securities has become effective or any supplement to or amendment of any U.S. Prospectus forming a part of such Registration Statement has been filed, (ii) when a receipt is obtained for a (final) Canadian Prospectus relating to Registrable Securities, (iii) when any amendment of or supplement to a Canadian Prospectus relating to Registrable Securities shall have been filed,
          (iv) of any request by the applicable Securities Regulators to amend or supplement such Registration Statement, U.S. Prospectus or Canadian Prospectus or for additional information, (v) of the issuance by the Securities Regulators of any order preventing or suspending the use of any preliminary Canadian Prospectus or U.S. Prospectus, and (vi) of the suspension of the qualification of such securities for offering or sale in any jurisdiction, or of the institution of any proceedings for any such purposes;

     (h) use commercially reasonable efforts (i) to list such securities on any securities exchange and automated quotation system on which the Common Shares are then listed or, if no Common Shares are then listed, on an exchange or automated quotation system selected by the Corporation, if such listing is then permitted under the rules of such exchange or automated quotation system, (ii) to provide a transfer agent and registrar for such Registrable Securities not later than the date of the receipt for the (final) Canadian Prospectus or the effective date of the Registration Statement relating to such securities, and (iii) to obtain a CUSIP number for the Registrable Securities;

     (i) use commercially reasonable efforts to obtain the lifting of any order that might be issued preventing or suspending the use of any preliminary Canadian Prospectus or U.S. Prospectus;

     (j) use commercially reasonable efforts to furnish, on the date that such Registrable Securities are delivered to the underwriters for sale, if such securities are being sold through underwriters, (i) opinions, dated as of such date, of the counsel representing the Corporation for the purposes of such prospectus, in form and substance as is customarily given to the underwriters in an underwritten public offering, addressed to the underwriters, if any, and (ii) a letter, dated as of such date, from the independent certified public accountants of the Corporation, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters, if any; and

     (k) cooperate in reasonable marketing efforts, including participation by senior executives of the Corporation in any "roadshow" or similar meeting with potential investors, in order to expedite or facilitate the disposition of the Registrable Securities.

3.5       MISCELLANEOUS.

The Corporation may require the Investor, in connection with a prospectus relating to Registrable Securities, to:

     (a) furnish to the Corporation such information regarding such seller and the distribution of such securities as the Corporation may from time to time reasonably request in writing and as shall be required by Law in connection therewith;

     (b) execute any certificate forming part of a preliminary Canadian Prospectus, final Canadian Prospectus, amendment or supplement thereto to be filed with the applicable Securities Regulators;

     (c) notify the Corporation if a Canadian Prospectus or U.S. Prospectus relating to Registrable Securities, as then in effect, to the knowledge of the Investor, would include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, insofar as such facts or statements were provided by or relate to the Investor, provided that the Corporation shall, at all times during the preparation of any Canadian Prospectus or U.S. Prospectus in respect of Registrable Securities, keep the Investor fully apprised of all developments in respect of the registration of Registrable Securities and shall provide the Investor with the right to review and participate in the preparation of such Canadian Prospectus or U.S. Prospectus prior to the filing thereof;

     (d) not breach any applicable published policies, rules and regulations of the applicable Securities Regulators and any stock exchange, automated quotation system and over-the-counter market on which the Common Shares are then listed or quoted; and

     (e) not take any action that would reasonably be expected to restrain, enjoin, materially hinder or materially delay any registration or prospectus qualification under the securities Laws as the result of any disagreement that may arise with respect to the interpretation of this Agreement, and the Investor agrees not to do so.

3.6       INDEMNIFICATION.

     (a) In the event that any Registrable Securities are registered or qualified for distribution by way of a Canadian Prospectus or Registration Statement filed with the Securities Regulators pursuant to this Article III, the Corporation will indemnify and hold harmless the seller of such securities, its directors, officers, and employees and each other person who participates as an underwriter, broker or dealer in the offering or sale of such securities, and each person, if any, who controls such seller or underwriter within the meaning of the U.S. Securities Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which such seller or any such director, officer, employee or participating person may become subject under the applicable securities Laws or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of a fact contained in any Registration Statement, including any preliminary or final U.S. Prospectus contained therein, or any preliminary Canadian Prospectus or final Canadian Prospectus, or any amendment or supplement thereto, or (ii) any omission or alleged omission to state a fact required to be stated in any Registration Statement, including any preliminary or final U.S. Prospectus contained herein, or any preliminary Canadian Prospectus or final Canadian Prospectus, amendment or supplement or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Corporation of any applicable securities Laws; and the Corporation will reimburse such seller and each such director, officer, employee and participating person for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, liability, action or proceeding, provided that the Corporation shall not be liable in any such case to the extent that any such loss, claim, damage, liability or expense arises out of or is based upon an untrue statement or omission made in any such Registration Statement, including any preliminary or final U.S. Prospectus contained herein, or any preliminary Canadian Prospectus, final Canadian Prospectus, amendment or supplement in reliance upon and in conformity with written information furnished to the Corporation by such seller or participating person expressly for use in the preparation thereof. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such seller or any such director, officer, employee or participating person and shall survive the transfer of such securities by such seller.

     (b) In the event that any Registrable Securities are registered or qualified for distribution by way of a Canadian Prospectus or Registration Statement filed with the Securities Regulators pursuant to this Article III, each of the prospective sellers of such securities will indemnify and hold harmless the Corporation, each director of the Corporation, each officer of the Corporation who shall sign such Registration Statement or Canadian Prospectus, and each other person who participates as an underwriter, broker or dealer in the offering or sale of such securities, and each person, if any, who controls the Corporation or any such underwriter within the meaning of the U.S. Securities Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which the Corporation or any such director, officer, employee or participating person may become subject under the applicable securities Laws or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of a fact contained in any Registration Statement, including any preliminary or final U.S. Prospectus contained therein, or any preliminary

          Canadian Prospectus or final Canadian Prospectus, or any amendment or supplement thereto, if such statement or omission was made in reliance upon and in conformity with written information furnished to the Corporation by such seller expressly for use in the preparation of such Registration Statement, including any preliminary or final U.S. Prospectus contained herein, or any preliminary Canadian Prospectus, final Canadian Prospectus, amendment or supplement, or (ii) any omission or alleged omission to state a fact with respect to such seller required to be stated in any such Registration Statement, including any preliminary or final U.S. Prospectus contained therein, or any preliminary Canadian Prospectus, final Canadian Prospectus, amendment or supplement or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the seller of any applicable securities Laws; and the seller will reimburse the Corporation and each such director, officer, employee and participating person for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, liability, action or proceeding, provided that the liability of each such seller will be in proportion to and limited to the net proceeds received by such seller (after deducting any underwriting discount and expenses) from the sale of Registrable Securities pursuant to such Registration Statement or Canadian Prospectus. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Corporation or any such director, officer, participating person or controlling person and shall survive the transfer of such securities by such seller.

     (c) Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim referred to in the preceding paragraphs of this Section 3.6, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party hereunder, give written notice to the latter of the commencement of such action, provided that the failure of any indemnified party to give notice as provided therein shall not relieve the indemnifying party of its obligations under the preceding paragraphs of this Section 3.6. In case any such action is brought against an indemnified party, the indemnified party will be entitled to assume the defence thereof by representatives of their own choosing and shall provide the indemnifying party with the right to participate in the defence of such Claim or co-defend such Claim, at the indemnifying party's own cost. No indemnifying party, in the defence of any such claim or litigation, shall, except with the consent of such indemnified party, which consent shall not be unreasonably withheld, consent to entry of any judgment or enter into any settlement, provided that any withholding of consent to any judgement or settlement involving an admission of wrongdoing shall not be considered unreasonable. The indemnified party will have the right to employ counsel of its choice in each applicable jurisdiction (if more than one jurisdiction is involved) to represent the indemnified party and the fees and expenses of such counsel shall be paid as incurred by the indemnifying party. Each party will provide the other party reasonable access to all records and documents of the other in relation to any claim hereunder, other than any claim by one party or its affiliates against the other party or its affiliates.

     (d) If for any reason the foregoing indemnity is unavailable, or is insufficient to hold harmless an indemnified party, other than by reason of the exceptions provided therein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities or expenses (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party on the one hand and the indemnified party on the other from the offering of Registrable Securities (taking into account the portion of the proceeds of the offering realized by each such party), or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, or provides a lesser sum to the indemnified party than the amount hereinafter calculated, in such proportion as is appropriate to reflect not only the relative benefits received by the indemnifying party on the one hand and the indemnified party the other but also the relative fault of the indemnifying party and the indemnified party as well as any other relevant equitable considerations. No person guilty of fraudulent misrepresentations shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. No party shall be liable for contribution under this Section 3.6(d) except to the extent and under such circumstances as such party would have been liable to indemnify under Sections 3.6(a) or 3.6(b) if such indemnification were enforceable under applicable law.

     (e)  The obligations of the Corporation and the Investor under this Section
          3.6 shall survive the completion of any offering of Registrable Securities in a Canadian Prospectus or Registration Statement under this Article III or otherwise.

     (f) As used in this Section 3.6, the terms "officers" and "directors" shall include the general partners of the holders of Registrable Securities which are partnerships and the trustees of the holders of Registrable Securities which are trusts.

                                   ARTICLE IV
                               PRE-EMPTIVE RIGHTS

4.1       PRE-EMPTIVE RIGHTS.

     (a) If (and, for greater certainty, every time) the Corporation proposes to issue, grant or sell any securities, the Corporation shall first give to the Investor, on behalf of the Investor and its affiliates, written notice setting forth in reasonable detail the price and other terms on which such securities are proposed to be issued or sold, the terms of any such securities and the amount thereof proposed to be issued, granted or sold. The Investor and its affiliates shall thereafter have the pre-emptive right (the "Pre-emptive Right"), exercisable by written notice to the Corporation no later than fifteen
          (15) Business Days after the Corporation's notice is given, to purchase any or all of such securities as the Investor and its affiliates set forth in such notice (provided that if the Investor and its affiliates wish to exercise the Pre-emptive Right in respect of greater than 75% of the securities subject thereto, the Pre-Emptive Right must be exercised for 100% of such securities), at the price and on the other terms set forth in the Corporation's notice. Any notice by the Investor and its affiliates exercising the Pre-emptive

          Right to purchase securities shall constitute a commitment to purchase from the Corporation the securities specified in such notice, subject only to obtaining any necessary regulatory approvals. If the Investor and its affiliates exercise the Preemptive Right to the full extent and thereby commits to purchase all of the securities proposed to be issued, granted or sold by the Corporation, then the closing of the purchase of securities by the Investor and its affiliates shall take place on such date, no less than ten (10) and no more than fifteen
          (15) Business Days after the expiration of the fifteen (15) Business Day period referred to above (or, if all necessary regulatory approvals have not been obtained or received upon the expiry of such period, then such period shall be extended until such time as all necessary regulatory approvals have been obtained or received), as the Corporation may select, and the Corporation shall notify the Investor on behalf of the Investor and its affiliates of such closing at least five (5) Business Days prior thereto. If the Investor and its affiliates do not exercise the Pre-emptive Right to the full extent and thereby commit to purchase less than all of the securities proposed to be issues, granted or sold by the Corporation or do not exercise the Pre-emptive Right in any way, and the Corporation proposes to issue, grant or sell securities to persons other than the Investor and its affiliates, then the closing of the purchase of such securities shall take place at the same time as the reasonable closing of such issuance, grant or sale (or, if all necessary regulatory approvals have not been obtained or received at such time, then five
          (5) Business Days following all necessary regulatory approvals being obtained or received).

     (b) If not all securities proposed to be issued, granted or sold are purchased pursuant to Section 4.1(a), the Corporation shall use commercially reasonable efforts to issue, grant or sell the remaining subject securities on the terms set forth in its notice to the Investor, unless the Board of Directors determines in good faith that the remaining number or amount is too small to be reasonably sold. From the expiration of the fifteen (15) Business Day period first referred to in Section 4.1(a) and for a period of forty-five (45) Business Days thereafter, the Corporation may offer, issue, grant and sell (for greater certainty, the closing of such sale to take place within such forty-five (45) Business Day period) to any person or entity securities having the terms set forth in the Corporation's notice relating to such securities at a price and on other terms no less favourable to the Corporation than those set forth in such notice (without deduction for reasonable underwriting, sales agency and similar fees payable in connection therewith); provided, however, that the Corporation may not issue, grant or sell securities in an amount greater than the amount set forth in such notice minus the amount purchased or committed to be purchased by the Investor. For greater certainty, following the expiry of such forty-five (45) Business Day period, the Pre-emptive Right shall again apply to any and each issue, grant or sale of any securities by the Corporation.

     (c) Notwithstanding the foregoing provisions of this Section 4.1, the Pre-emptive Right shall not apply in respect of: (i) issuances of securities in the ordinary course of business pursuant to the Employee Option Plan, (ii) issuances of securities pursuant to the Outstanding Rights, including under the provisions attaching to the Series One Preferred Share of the Corporation or the CIBC

          Debenture (as modified by the Consent and Amending Agreement), or
          (iii) issuances of securities pursuant to the exercise of rights to acquire such securities granted or issued after the date hereof with the consent of the Investor pursuant to Section 7.1(d).

                                    ARTICLE V
                                 MATCHING RIGHT

5.1       NOTIFICATION OF MATCHING RIGHT TRANSACTION.

The Corporation shall immediately notify the Investor, at first orally and then promptly in writing, if management of the Corporation is considering recommending to the Board of Directors or the Board of Directors is otherwise considering a Matching Right Transaction. Subject to the Investor agreeing to requirements as to the confidentiality to be afforded in respect of the Matching Right Transaction that the person proposing such transaction may reasonably request (which, for greater certainty, shall not include any standstill or non-competition requirements), such notice shall include a description of the material terms and conditions of the Matching Right Transaction, the status of the negotiations regarding the Matching Right Transaction, the identity of the third party proposing the Matching Right Transaction, inquiry or contact and such other details of and information relating to the Matching Right Transaction as the Investor may, in its sole discretion, request, and shall attach copies of all letters, agreements and other documentation (whether executed or in draft) in respect of such Matching Right Transaction. The Corporation shall further provide to the Investor access to all information provided to the person proposing the Matching Right Transaction or its representatives in connection with the Matching Right Transaction. Notwithstanding any other provision of this Agreement, the Corporation shall keep the Investor informed by way of further such notices of the status (including any change to the material terms) of any such Matching Right Transaction. The Corporation shall not enter into any non-disclosure agreement or other agreement with a person proposing a Matching Right Transaction that prohibits or restricts the Corporation from providing any information contemplated by this section to the Investor (who may provide any of such information to its and its affiliates' directors, officers, employees, financial advisors, legal counsel and other professional advisors).

5.2       MATCHING RIGHT

Before the Board of Directors considers a Matching Right Transaction:

     (a) the Corporation shall have complied with its obligations under Sections 5.1 and 5.2;

     (b) the Corporation shall have provided written notice (the "Matching Notice") to the Investor of the bona fide intention of the Board of Directors to consider a Matching Right Transaction and confirmation that the Corporation has complied with its obligations under Sections
          5.1 and 5.2;

     (c) a period (the "Response Period") of twelve (12) Business Days shall have elapsed from the date on which the Investor has received the Matching Notice; and

     (d) the Board of Directors shall review, consider and discuss with its financial advisors and outside legal counsel and management of the Corporation the terms of any offer (the "Matching Offer") proposed by the Investor during the Response Period (which Matching Offer, for greater certainty, may include an offer of securities of the Investor or its affiliates).

5.3       ACCEPTANCE OF MATCHING RIGHT TRANSACTION.

The Board of Directors may accept, approve or recommend or enter into an agreement, understanding or arrangement to implement a Matching Right Transaction only if:

     (a) the Corporation has complied with its obligations under Sections 5.1 and 5.2;

     (b) a period (the "Second Response Period") of ten (10) Business Days shall have elapsed from the date upon which the Investor received written notice from the Board of Directors that (i) the Board of Directors has determined by formal resolution, in good faith, acting reasonably and in the proper discharge of its fiduciary duties after considering any Matching Offer then proposed by the Investor (after consultation with its financial advisors and outside legal counsel), subject only to compliance with this Section 5.3, to accept, approve or recommend or enter into an agreement to implement the Matching Right Transaction, and (ii) the Corporation has complied with its obligations under Sections 5.1 and 5.2; and

     (c) the Board of Directors has considered every Matching Offer (including, for greater certainty, any revised Matching Offer delivered after the commencement of the Second Response Period) proposed by the Investor before the end of the Second Response Period and has determined by formal resolution, in good faith, acting reasonably and in the proper discharge of its fiduciary duties after consultation with its financial advisors and outside legal counsel, that the Matching Right Transaction is more favourable to the shareholders of the Corporation from a financial point of view than each such Matching Offer.

Notwithstanding the foregoing, if a notice referred to in Section 5.3(b) is received by the Investor without a Matching Notice having been received by the Investor pursuant to Section 5.2(c) in connection with the applicable Matching Right Transaction, then the Second Response Period shall be twenty-two (22) Business Days instead of ten (10) Business Days.

5.4       UNSOLICITED TAKE-OVER BIDS.

For greater certainty, in the event of a Matching Right Transaction that is an unsolicited takeover bid under applicable securities Laws, the provisions of Sections 5.2 and 5.3 shall not restrict the Board of Directors from the exercise of its obligation to issue a directors' circular in respect of a take-over bid pursuant to applicable securities Laws, provided that the provisions of this
Article V, including for greater certainty, the time periods in Sections 5.2 and 5.3, shall otherwise continue to apply to the maximum extent, including that the Board of Directors shall, prior to entering into an agreement, understanding or arrangement to implement such a Matching Right Transaction, have considered every Matching Offer and shall have determined by formal resolution, in good faith, acting reasonably and in the proper discharge of its fiduciary duties after consultation with its financial advisors and outside legal counsel, that the Matching Right Transaction is more favourable to the shareholders of the Corporation from a financial point of view than each Matching Offer.

5.5       NO BREAK FEE.

In no event shall the Corporation or the Board of Directors take any action that could obligate the Corporation to pay or otherwise become liable for a "break fee", reimbursement or other inducement to pursue a Matching Right Transaction to a person proposing a Matching Right Transaction unless and until the expiry of the Second Response Period and the Board of Directors has determined in accordance with Section 5.3(c) that the Matching Right Transaction is more favourable to the shareholders of the Corporation from a financial point of view than each Matching Offer proposed by the Investor.

5.6       AMENDMENTS TO MATCHING RIGHT TRANSACTION.

     (a) Each successive amendment to the terms and conditions of any Matching Right Transaction that solely results in an increase in the amount of consideration to be received by the Corporation or its shareholders under the Matching Right Transaction shall extend the then current Response Period or Second Response Period, as the case may be, by five
          (5) Business Days;

     (b) For greater certainty, each successive amendment to the terms and conditions of any Matching Right Transaction other than an amendment referred to in Section 5.6(a) shall constitute a new Matching Right Transaction for the purposes of this Article V and, without limiting the foregoing, a new Response Period shall commence in respect of each such new Matching Right Transaction.

5.7       CIBC DEBENTURE

Notwithstanding anything contained in this Article V, any receiver properly appointed pursuant to the provisions of the CIBC Debenture upon a default of any payment under the CIBC Debenture shall have no obligation under any provision of this Article V in respect of the sale of any assets of the Corporation and/or its Subsidiaries.

                                   ARTICLE VI
                         BOARD OF DIRECTORS; GOVERNANCE

6.1       SIZE AND COMPOSITION OF BOARD OF DIRECTORS AND COMMITTEES.

Effective as of the date of this Agreement, the Corporation shall use its best efforts to cause:

     (a) the Board of Directors to be comprised of not more that eleven (11) directors (including, without limitation, to cause an amendment to the articles of the Corporation to be approved at the next annual meeting or special meeting of shareholders of the Corporation to fix the maximum number of directors of the Corporation at eleven (11) directors);

     (b) each committee of the Board of Directors and each committee of the boards of directors of the Corporation's Subsidiaries to be comprised of not more than four (4) directors (other than any independent committee formed in connection with matters that relate to the Investor or its affiliates); and

     (c) such members of the Board of Directors, each committee of the Board of Directors and each committee of the boards of directors of the Corporation's Subsidiaries, other than the nominees of the Investor, to be "resident Canadians" (as defined in the Act) to the extent necessary to at all times enable any nominees of the Investor to be non-residents of Canada.

6.2       BOARD OF DIRECTORS REPRESENTATION.

Following the conversion of the Preferred Share into Common Shares, for so long as the Investor or any affiliate of the Investor holds any Warrants and, in the event of the exercise of such Warrants in full by the Investor, until the first annual meeting following the exercise of all of such Warrants at which the Investor or an affiliate of the Investor may vote the Common Shares received upon such exercise of all the Warrants:

     (a) the Investor or such affiliate of the Investor shall, subject to compliance with applicable Laws with respect to qualification for service as a director, be entitled to nominate two (2) directors (the "Investor Directors") to stand for election to the Board of Directors and the Corporation shall use its best efforts to have the Investor Directors so elected to the Board of Directors;

     (b) except as required by applicable Laws regarding committees of boards of directors, to the extent that any committees of the Board of Directors are established, one (1) Investor Director shall be entitled to participate on each such committee, other than any independent committee formed in connection with matters that may relate to the Investor or its affiliates;

     (c) the Investor or such affiliate of the Investor shall, subject to compliance with applicable Laws with respect to qualification for service as a director, be entitled to nominate one (1) director to the Board of Directors of each Subsidiary of the Corporation, and the Corporation, as shareholder of such Subsidiaries, shall vote its shares and take all actions that may be required to ensure the election or appointment of the nominees contemplated by this Section 6.2(c);

     (d) except as required by applicable Laws regarding committees of boards of directors, to the extent that any committees of any board of directors of any Subsidiary of the Corporation are established, one
          (1) member of each such committee shall be the person nominated pursuant to Section 6.2(c), other than any independent committee formed in connection with matters that may relate to the Investor or its affiliates; and

     (e) if a vacancy is created on the Board of Directors or the board of directors of any of the Subsidiaries of the Corporation at any time by reason of death, disability, retirement, resignation, removal or otherwise of an Investor Director or the nominee of the investor or the affiliate of the Investor, as the case may be, the

          Investor or such affiliate of the Investor shall be entitled to forthwith designate a successor director to fill the vacancy created thereby and the Corporation shall use its best efforts to have such successor director elected or appointed to the Board of Directors.

6.3       SHAREHOLDERS' MEETINGS.

Not earlier than ninety (90) days prior to any shareholder meeting at which any Investor Director is to be elected, the Corporation shall request that the Investor provide it with the name of its proposed nominee(s) for election as a director of the Corporation and shall allow the Investor no less than ten (10) Business Days to respond. The Investor shall provide such name to the Corporation, accompanied by such other information as the Corporation may reasonably request, for inclusion in a management proxy circular, and the Corporation shall solicit proxies in favour of the nominee(s) of the Investor. If the Corporation does not approve of the person proposed or nominated by the Investor (which approval shall not be unreasonably or arbitrarily withheld), the Corporation shall request the name of a new proposed nominee from the Investor.

                                   ARTICLE VII
                               RIGHTS OF APPROVAL

7.1       RIGHTS OF APPROVAL.

The Corporation covenants and agrees to and in favour of the Investor that, without the prior written approval of:

     (a) the holder of the Warrants, until such time as all of the Warrants are exercised or terminated; and

     (b) the Investor, for the period from the exercise of all of the Warrants until the first annual meeting of shareholders of the Corporation thereafter at which the Investor or affiliate of the Investor may vote the Common Shares received upon such exercise of all of the Warrants, the Corporation shall not, and shall not permit any of its Subsidiaries to:

     (c) except in compliance with Article V, enter into any transaction or series of related transactions whereby all or any material assets of the Corporation or its Subsidiaries (or, in the case of the Corporation, any of the securities of its Subsidiaries) would become the property of any other person (other than the Corporation or any of its wholly-owned Subsidiaries) whether by way of reorganization, consolidation, amalgamation, arrangement, winding-up, merger, transfer, sale, sale-leaseback or otherwise;

     (d) create any class or series of securities of the Corporation (including, without limitation, equity, debt or hybrid securities) or issue any securities of the Corporation other than pursuant to (i) the Outstanding Rights, (ii) options issued in the ordinary course pursuant to the Employee Option Plan and (iii) the exercise of rights to acquire such securities granted or issued after the date hereof with the consent of the Investor pursuant to this Section 7.1 (d);

     (e) without limiting Section 7.1(d), create, incur, assume, or otherwise become directly or indirectly liable upon or in respect of, or suffer to exist, any debt, other than in the ordinary course of business;

     (f) except in compliance with Article V, without limiting Section 7.1(d), propose or effect a capital restructuring, reorganization, amalgamation, merger, arrangement, continuation, liquidation, dissolution or winding-up or any other corporate reorganization or restructuring of the Corporation;

     (g) redeem, repurchase, purchase for cancellation or otherwise acquire for value any of its outstanding securities; or

     (h) cease to carry on in any material respect the business currently carried on by the Corporation and its Subsidiaries or engage in any business not currently carried on or undertaken by or reasonably related to the business currently carried on and undertaken by the Corporation or its Subsidiaries, provided that no such approval shall be required for the Corporation to comply with its legal obligations under the terms (as they exist on the date hereof) of the Series One Preferred Share of the Corporation or the CIBC Debenture (as modified by the Consent and Amending Agreement), or for the holder of the Series One Preferred Share or the CIBC Debenture to exercise their rights thereunder.

                                  ARTICLE VIII
                  INFORMATION RIGHTS AND OPERATIONAL COVENANTS

8.1       INFORMATION DELIVERED TO COMMON SHAREHOLDERS.

The Corporation shall deliver to the Investor all financial statements, meeting materials, proxy and management information circulars and other information delivered to the holders of Common Shares, and such delivery to the Investor shall be made concurrently with delivery to the holders of Common Shares.

8.2       CASH FLOW MANAGEMENT.

The Corporation shall, within thirty (30) days from the date hereof:

     (a) put into effect cash management procedures and policies to ensure that any funds received from third parties by the Corporation or any of its Subsidiaries in trust, deemed trust or implied trust shall not be used to finance the operations of the business of the Corporation or any of its Subsidiaries except in payment of obligations to the intended recipient or beneficiary of such trust, deemed trust or implied trust; and

     (b) take all necessary actions to ensure that as of the date hereof and for a period of 36 months following the date hereof the aggregate of
          (i) the Corporation's cash on hand (which includes cash received from customers that is payable to the Corporation's corporate partners) and cash due from but not yet received from any of the Corporation's credit card processing vendors is greater than (ii) the aggregate of the Corporation's deposits categorized as liabilities (which includes liabilities in respect of cash received from customers that is payable to the Corporation's corporate partners).

8.3       USE OF PROCEEDS - ISSUANCE OF PREFERRED SHARE AND WARRANTS.

The Corporation shall, within sixty (60) days from the date hereof, deliver to the Investor a plan describing the intended use of the proceeds of the issuance of the Preferred Share and the Warrants, and shall, following meaningful consultations with the Investor, submit such plan to the Board of Directors for approval.

8.4       USE OF PROCEEDS - EXERCISE OF WARRANTS.

The Corporation shall, upon receipt of the proceeds received on exercise in full of the Warrants, use such proceeds to repay, on or before the date which is thirty (30) days following such exercise, all amounts owing under, and in accordance with, the terms of the CIBC Debenture and the Series One Preferred Share of the Corporation.

                                   ARTICLE IX
                                  MISCELLANEOUS

9.1       NO DEROGATION OF RIGHTS.

The granting of any rights hereunder to the Investor, and the exercise thereof, shall in no way detract from or restrict the rights otherwise possessed by the Investor as a holder of securities of the Corporation, including, without limitation, the right of the Investor to exercise its ability to exercise the Warrants or its rights, voting or otherwise, as a shareholder of the Corporation.

9.2       TERM OF AGREEMENT.

Except as specifically provided herein, this Agreement shall terminate upon the earlier of:

     (a)  the written agreement of the Investor and the Corporation;

     (b) with respect to the provisions of this Agreement other than Article III, the earliest of:

          (i) the date which is thirty-one (31) days following the date on which the Investor or an affiliate of the Investor has exercised the Warrants in full;

          (ii) the date on which the Investor of an affiliate of the Investor no longer holds the Warrants; and

          (iii) the date on which the Warrants expire, unless exercised in full on or prior thereto,

          and with respect to Article III, together with the relevant provisions of Article I, until 5:01 p.m. (local time in Toronto) on March 31, 2013; and

     (c) the date on which the Investor or any successor to the Investor hereunder ceases to be an affiliate of USA Interactive.

9.3       PUBLIC ANNOUNCEMENTS.

The Corporation shall not make any press release or other public announcement concerning the transactions contemplated by this Agreement without the prior written consent of the Investor except as and to the extent that the Corporation shall be obligated to make any such disclosure under applicable Law and then only after reasonable consultation with the Investor regarding the basis of such obligation and the content of such press release or other public announcement. The Investor shall be entitled to make any such press release or other announcement without the consent of the Corporation provided that such release or announcement does not contain any misrepresentation or any misleading information pertaining to the Corporation or the transactions contemplated by this Agreement.

9.4       ASSIGNMENT.

No assignment of this Agreement may be made by either party at any time, whether or not by operation of Law, without the other party's prior written consent; provided, however, the Investor may assign any of its rights hereunder to an affiliate of the Investor to whom the Preferred Share or Warrants are transferred without the Corporation's consent provided that such affiliate or other party expressly assumes in writing all of the Investor's obligations hereunder as if an original signatory hereto.

9.5       BINDING EFFECT.

This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by the Corporation and the Investor and their respective successors and permitted assigns.

9.6       TIME.

Time shall be of the essence of this Agreement in each and every matter or thing herein provided.

9.7       NOTICES.

     (a) Each party shall give prompt notice to the other of any breach of its obligations under this Agreement, provided that no such notification shall affect the covenants or agreements of the parties under this Agreement.

     (b) Any notice or other communications required or permitted to be given under this Agreement shall be sufficiently given if delivered in person or if sent by facsimile transmission (provided such transmission is recorded as being transmitted successfully):

          (i)  in the case of the Investor, to the following address:

                     Points Investments, Inc.
                     c/o USA Interactive
                     152 West 57th Street, 42nd Floor
                     New York, New York 10019

                     Telecopier: 212-977-3041
                     Attention: General Counsel

                     with a copy to:

                     Goodmans LLP
                     250 Yonge Street, Suite 2400
                     Toronto, Ontario
                     M5B 2M6

                     Telecopier: 416-979-1234
                     Attention: Jonathan Lampe

          (ii) in the case of the Corporation, to the following address:

                     Points International Ltd.,
                     134 Peter Street, Suite 300
                     Toronto, Ontario M5V 2H2

                     Telecopier: 416-595-6444
                     Attention: President

                     with a copy to:

                     Davies Ward Phillips & Vineberg LLP
                     P.O. Box 63
                     44th Floor
                     1 First Canadian Place
                     Toronto, Ontario M5X 1B1

                     Telecopier: 416-863-0871
                     Attention: William M. Ainley

or at such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this Section 9.7, and if so given the same shall be deemed to have been received on the date of such delivery or sending.

9.8       GOVERNING LAW.

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party hereto irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Ontario with respect to any matter arising hereunder or related hereto.

9.9       INJUNCTIVE RELIEF.

The parties agree that the remedy at law for any breach of the provisions of this Agreement will be inadequate and that the party that is not in breach, on any application to a court, shall be entitled, without the need to post any bond or provide any indemnity, to temporary and permanent injunctive relief, specific performance and any other equitable relief against the party or parties in breach of the provisions of this Agreement.

9.10      CURRENCY.

Except as expressly indicated otherwise, all sums of money referred to in this Agreement are expressed and shall be payable in Canadian dollars.

9.11      ENTIRE AGREEMENT.

This Agreement, together with the Subscription Agreement and the Warrants, constitutes the entire agreement of the Corporation and the Investor with respect to the subject matter hereof, as of the date of this Agreement, and shall supersede all agreements, understanding, negotiations and discussions whether oral or written, between the parties with respect to the subject matter hereof on or prior to the date of this Agreement.

9.12      FURTHER ASSURANCES.

Each party shall, from time to time, and at all times hereafter, at the request of the other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

9.13      WAIVERS AND MODIFICATIONS.

The Corporation and the Investor may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to it under this Agreement or in any document to be delivered pursuant to this Agreement and may waive or consent to the modification of any of the obligations contained in this Agreement for its benefit or waive or consent to the modification of any of the obligations of the other party. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective, must be in writing executed by the party granting such waiver or consent.

9.14      COUNTERPARTS.

This Agreement may be signed in any number of counterparts (by facsimile or otherwise), each of which shall be deemed to be original and all of which, when taken together, shall be deemed to constitute one and the same instrument. It shall not be necessary in making proof of this Agreement to produce more than one counterpart.

9.15      DATE FOR ANY ACTION.

In the event that any date on which any action is required to be taken under this Agreement by either of the parties hereto is not a Business Day, such actions shall be required to be taken on the next succeeding day which is a Business Day.

9.16      CONSTRUCTION.

In this Agreement:

     (a) words denoting the singular include the plural and vice versa and words denoting any gender include all genders;

     (b) the words "including", "include", and "includes" shall mean "including without limitation", "include, without limitation" and "includes, without limitation", respectively;

     (c) any reference to a statute shall mean the statute in force as at the date hereof and any regulation in force thereunder, unless otherwise expressly provided; and

     (d) the use of headings is for convenience of reference only and shall not affect the construction of this Agreement.

9.17      INTERPRETATION.

When a reference is made in this Agreement to a Section or Schedule, such reference shall be to a Section or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this agreement are for reference purposes only and shall not affect in any way the meaning, construction or interpretation of this Agreement.

9.18      KNOWLEDGE.

Where a statement is made "to the knowledge of" the Corporation or refers to information "known to" the Corporation, it is based on information available to any of the Chief Executive Officer, Chief Financial Officer and President of the Corporation after due enquiry. Those officers will be deemed to have "knowledge" of a particular fact or other matter if a prudent individual could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonably comprehensive investigation concerning the existence of such fact or other matters, including having had complete and thorough consultations with the Chief Technology Officer, General Counsel, Executive Vice-President Business Development, Executive Vice-President Marketing, and each of William Thompson and Iain Webster, or their successors.

9.19      SEVERABILITY.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the matters that are the subject of this Agreement is not affected in a manner materially adverse to any party to this Agreement. Upon a determination by an Agency having jurisdiction that any term or other provision of this Agreement is invalid, illegal or incapable of being enforced, the Corporation and the Investor shall negotiate in good faith to modify this Agreement so as to effect their original intent as closely as possible.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                                        POINTS INVESTMENTS, INC.


                                        By: /s/ Dan Marriott
                                            ------------------------------------
                                        Name: Dan Marriott
                                        Title: Vice President


                                        USA INTERACTIVE


                                        By: /s/ Dan Marriott
                                            ------------------------------------
                                        Name: Dan Marriott
                                        Title: Senior Vice President,
                                               Strategic Planning


                                        POINTS INTERNATIONAL LTD.


                                        By: /s/ Illegible
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------


                                        By: /s/ Illegible
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------

                                 SCHEDULE 1.1(W)

                   OUTSTANDING RIGHTS TO ACQUIRE COMMON SHARES

                              AS AT APRIL 11, 2003

See attached.

SCHEDULE 1.1 (W) RIGHTS TO ACQUIRE COMMON SHARES OF POINTS INTERNATIONAL LTD.
(PIL)

CIBC Debenture                                                        18,908,070

Series One Preferred Preferred Share                                           1

PIL Options

                                                                                            Expiration   Other Similar
                      Holder                     Date of Grant   Options   Exercise Price      Date          Terms
                      ------                     -------------   -------   --------------   ----------   -------------
Richard Martin                                     28-Feb-03      10,000        $0.280       27-Feb-08

William Thompson                                   17-Feb-03      50,000        $0.220       16-Feb-08
Morley lvers                                       17-Feb-03      10,000        $0.220       16-Feb-08
Dena Kuzyk                                         17-Feb-03      65,000        $0.220       16-Feb-08
Darran Poole                                       17-Feb-03      65,000        $0.220       16-Feb-08
Adam Clark                                         17-Feb-03       5,000        $0.220       16-Feb-08
Chris Kashuba                                      17-Feb-03      65,000        $0.220       16-Feb-08
Sara Wenman                                        17-Feb-03       5,000        $0.220       16-Feb-08
Dan Degasperis                                     17-Feb-03       5,000        $0.220       16-Feb-08
Matthew Whiteside                                  17-Feb-03       5,000        $0.220       16-Feb-08
Michael Baruch                                     17-Feb-03      10,000        $0.220       16-Feb-08
James Redekop                                      17-Feb-03       5,000        $0.220       16-Feb-08
Ono De Melo                                        17-Feb-03       5,000        $0.220       16-Feb-08
Cori McVeigh                                       17-Feb-03       3,000        $0.220       16-Feb-08
Ryan Daum                                          17-Feb-03       5,000        $0.220       16-Feb-08
Maryam Salehabadi                                  17-Feb-03       3,000        $0.220       16-Feb-08

Laura Meli                                         15-Nov-02       5,000        $0.250       14-Nov-07
Sonia Walia                                        15-Nov-02       5,000        $0.250       14-Nov-07
Cathy Rivard                                       15-Nov-02       5,000        $0.250       14-Nov-07
Randy Rossi                                        15-Nov-02      10,000        $0.250       14-Nov-07

Iain Webster                                       26-Jun-02     120,000        $0.250       26-Jun-07
Matthew Whiteside                                  26-Jun-02      10,000        $0.250       26-Jun-07
Adam Clark                                         26-Jun-02       7,500        $0.250       26-Jun-07
Onofre De Melo                                     26-Jun-02       7,500        $0.250       26-Jun-07
James Redekop                                      26-Jun-02       5,000        $0.250       26-Jun-07
Sunil Kathakkal                                    26-Jun-02       5,000        $0.250       26-Jun-07

Morley Ivers                                       17-Apr-02      40,000        $0.380       17-Apr-07

Joanne Chupa                                       05-Apr-02       3,000        $0.280       05-Apr-07
Fatma Jahazi                                       05-Apr-02       3,000        $0.280       05-Apr-07

Jim Kranias                                        2l-Feb-02      30,000        $0.250       21-Feb-07
John Orr                                           21-Feb-02      30,000        $0.250       21-Feb-07
John Thompson                                      21-Feb-02      30,000        $0.250       21-Feb-07
Doug Carty                                         21-Feb-02      30,000        $0.250       21-Feb-07
Rowland Fleming                                    21-Feb-02      30,000        $0.250       21-Feb-07
Bruno Lutterotti                                   21-Feb-02       3,000        $0.250       21-Feb-07
Erin Skrypnyk                                      21-Feb-02       3,000        $0.250       21-Feb-07
Jesse Johnson                                      21-Feb-02       3,000        $0.250       21-Feb-07
Darran Poole                                       21-Feb-02      15,000        $0.250       21-Feb-07

Doug Carly                                         08-Feb-02     100,000        $0.270       08-Feb-07
John Orr                                           08-Feb-02     100,000        $0.270       08-Feb-07
John Thompson                                      08-Feb-02     100,000        $0.270       08-Feb-07
Marc Lavine                                        08-Feb-02     100,000        $0.270       08-Feb-07
Rowland Fleming                                    08-Feb-02     100,000        $0.270       08-Feb-07
Anne Parkinson                                     08-Feb-02      90,000        $0.270       08-Feb-07
Barbara Amster                                     08-Feb-02      20,000        $0.270       08-Feb-07
Bruce Chemel                                       08-Feb-02      20,000        $0.270       08-Feb-07
Diane Brisboise                                    08-Feb-02      20,000        $0.270       08-Feb-07
Don Tapscott                                       08-Feb-02      20,000        $0.270       08-Feb-07
Sanjeev Chandrasekharan                            08-Feb-02      20,000        $0.270       08-Feb-07
Morley Ivers                                       08-Feb-02      80,000        $0.270       08-Feb-07
Moira Wright                                       08-Feb-02     120,000        $0.270       08-Feb-07
Sara Wenman                                        08-Feb-02      10,000        $0.270       08-Feb-07
Dan DeGasperis                                     08-Feb-02      10,000        $0.270       08-Feb-07
Dena Kuzyk                                         08-Feb-02      15,000        $0.270       08-Feb-07
David Balme                                        08-Feb-02      10,000        $0.270       08-Feb-07
David Perlman                                      08-Feb-02       7,500        $0.270       08-Feb-07
Chris Kashuba                                      08-Feb-02      15,000        $0.270       08-Feb-07
Michael Baruch                                     08-Feb-02      15,000        $0.270       08-Feb-07
Tarek Sheta                                        08-Feb-02       5,000        $0.270       08-Feb-07
Andrew Isherwood                                   08-Feb-02       3,000        $0.270       08-Feb-07
Cori McVeigh                                       08-Feb-02       3,000        $0.270       08-Feb-07

Marc Lavine                                        07-May-01     637,500        $0.560       07-May-06
Stephen Yuzpe                                      07-May-01      33,750        $0.560       07-May-06

David Keeler                                       03-Nov-00     250,000        $1.000       03-Nov-05

John Levy                                          05-Sep-00      25,000        $0.690       22-Aug-05

   Arif Bhalwani                                   14-Mar-00        25,000       $0.500        14-Mar-05
   Bill Tharp                                      14-Mar-00        25,000       $0.500        14-Mar-05
   Alexander Logie                                 14-Mar-00        25,000       $0.500        14-Mar-05
   Rick Kojfman                                    14-Mar-00        25,000       $0.500        14-Mar-05
   Eric Goodwin                                    14-Mar-00        25,000       $0.500        14-Mar-05
   Roland Fleming                                  14-Mar-00        25,000       $0.500        14-Mar-05
   Michael Mcmillan                                14-Mar-00        25,000       $0.500        14-Mar-05
   Gerald Bedrin                                   14-Mar-00        25,000       $0.500        14-Mar-05
   Connor O'Brien                                  14-Mar-00        25,000       $0.500        14-Mar-05
   Chris Loftus                                    14-Mar-00         1,400       $0.500        14-Mar-05
   Marc Lavine                                     14-Feb-00       350,000       $0.500        14-Feb-05
   Christopher Barnard                             14-Feb-00       650,000       $0.500        14-Feb-05
   Stephen Yuzpe                                   14-Feb-00       150,000       $0.500        14-Feb-05
   Robert Munro                                    14-Feb-00        75,000       $0.500        14-Feb-05
   Robert MacLean                                  14-Feb-00       125,000       $0.500        14-Feb-05
   Vahan Kololian                                  14-Feb-00       100,000       $0.500        14-Feb-05
   Grant McCutcheon                                14-Feb-00       100,000       $0.500        14-Feb-05
   Jim Kranias                                     14-Feb-00       100,000       $0.500        14-Feb-05
   Humberto Acquino                                14-Feb-00        25,000       $0.500        14-Feb-05
   Stuart Berkowitz                                14-Feb-00        25,000       $0.500        14-Feb-05
   Bernard Jacond                                  14-Feb-00        25,000       $0.500        14-Feb-05
   Norman Seagram                                  14-Feb-00        25,000       $0.500        14-Feb-05
   Mandrake Management Consultants                 14-Feb-00        30,000       $0.500        14-Feb-05
   Bruce Powell, Senior Consultant at Mandrake     14-Feb-00        10,000       $0.500        14-Feb-05
   Mark Atkins, Consultant at Mandrake             14-Feb-00        10,000       $0.500        14-Feb-05
   Continental Communications                      14-Feb-00        25,000       $0.500        14-Feb-05
   Jean Dams                                       14-Feb-00         2,000       $0.500        14-Feb-05
   Christopher Barnard                             22-Mar-99       531,250       $0.200        22-Mar-04
   Gowling Strathy & Henderson (Mary Martin)       22-Mar-99        50,000       $0.200        22-Mar-04
   Geoff Rotstein                                  22-Mar-99       162,500       $0.200        22-Mar-04
                                                                 ---------
Total PIL Options                                                5,442,900
                                                                 ---------

PCI Options With Put Adjusted to PIL Shares Issuable

                                                                                              Expiration       Other Similar
                      Holder                     Date of Grant    Options    Exercise Price      Date              Terms
                      ------                     -------------   ---------   --------------   ----------   --------------------
   Rob Maclean                                     31-Mar-00     1,060,745       $0.005        31-Mar-05   Assuems FMV @ 2.5039
   Jerry philip                                    31-Mar-00       655,567       $0.005        31-Mar-05   Assuems FMV @ 2.5039
   Steve Ogden                                     31-Mar-00       655,567       $0.005        31-Mar-05   Assuems FMV @ 2.5039
   Darlene Higbee-Clarkin                          09-Jul-00       655,567       $0.005        09-Jul-05   Assuems FMV @ 2.5039
   Rob Maclean                                     31-Mar-00       988,120       $0.005        31-Mar-05   Assuems FMV @ 2.5039
   Jerry philip                                    31-Mar-00       752,854       $0.005        31-Mar-05   Assuems FMV @ 2.5039
   Steve Ogden                                     31-Mar-00       752,854       $0.005        31-Mar-05   Assuems FMV @ 2.5039
   Darlene Higbee-Clarkin                          09-Jul-00       262,850       $0.005        09-Jul-05   Assuems FMV @ 2.5039
   B. Thompson                                     13-Aug-00       306,658       $0.005        13-Aug-05   Assuems FMV @ 2.5039
   C Vandaele                                      01-Sep-00       216,337       $0.005        01-Sep-05   Assuems FMV @ 2.5039
   Sacha Diab                                      20-Aug-00       144,225       $0.005        20-Aug-05   Assuems FMV @ 2.5039
   Marc Lavine                                     17-Feb-00       135,211       $0.005        17-Feb-05   Assuems FMV @ 2.5039
   Christopher Barnard                             17-Feb-00       135,211       $0.005        17-Feb-05   Assuems FMV @ 2.5039
   Steve Yuzpe                                     17-Feb-00        99,155       $0.005        17-Feb-05   Assuems FMV @ 2.5039
   Dave Keeler                                     17-Feb-00            --       $0.005        17-Feb-05   Assuems FMV @ 2.5039
   Robert Munro                                    17-Feb-00            --       $0.005        17-Feb-05   Assuems FMV @ 2.5039
   Jim Kranias                                     17-Feb-00        36,056       $0.005        17-Feb-05   Assuems FMV @ 2.5039
   Vahan Koloian                                   17-Feb-00        36,056       $0.005        17-Feb-05   Assuems FMV @ 2.5039
   Grant McCutcheon                                17-Feb-00        36,056       $0.005        17-Feb-05   Assuems FMV @ 2.5039
   Geoff Rotstein                                  17-Feb-00        36,056       $0.005        17-Feb-05   Assuems FMV @ 2.5039
   Delta between Option Agreements and TSXV                       (126,207)
      Approval                                                   ---------
Total PIL Shares Issuable                                        6,838,938
                                                                 ---------

Warrants

                                                                                              Expiration       Other Similar
                      Holder                     Date of Grant    Warrants   Exercise Price      Date              Terms
                      ------                     -------------   ---------   --------------   ----------   --------------------
   CIBC World Markets                              08-Feb-02      595,667        $0.250        15-Mar-06
   Kensington Capital Partners Limited             08-Feb-02      966,985        $0.250        30-Nov-04
   Lawrence & Company Inc.                         08-Feb-02      539,797        $0.250        30-Nov-04
   John Thompson                                   08-Feb-02      298,997        $0.250        30-Nov-04
   1216752 Ontario Inc.                            08-Feb-02      298,997        $0.250        30-Nov-04
   Jeffery Shaul                                   08-Feb-02      298,997        $0.250        30-Nov-04
   David Williams                                  08-Feb-02      298,997        $0.250        30-Nov-04
   Gregory Cochrane                                08-Feb-02      293,847        $0.250        30-Nov-04
   Canada World Wide Trading Corp.                 08-Feb-02      290,093        $0.250        30-Nov-04
   Romajola Holdings Inc.                          08-Feb-02      209,317        $0.250        30-Nov-04
   Stephen Moore                                   08-Feb-02      203,067        $0.250        30-Nov-04
   1381931 Ontario Ltd.                            08-Feb-02      188,931        $0.250        30-Nov-04
   Mark Benadiba                                   08-Feb-02      137,196        $0.250        30-Nov-04
   Davies Ward Phillips & Vineberg                 08-Feb-02      120,902        $0.250        30-Nov-04
   Kensington Securities Inc.                      08-Feb-02       88,525        $0.250        30-Nov-04
   Lauruss Investments Limited                     08-Feb-02       49,185        $0.250        30-Nov-04
   PFDL Investments Limited                        08-Feb-02       29,511        $0.250        30-Nov-04
   Permanent Developments Limited                  08-Feb-02       22,975        $0.250        30-Nov-04
   Casaral Inc.                                    08-Feb-02       22,974        $0.250        30-Nov-04
   Shulwood Inc.                                   08-Feb-02       19,671        $0.250        30-Nov-04

   Philip Lamb                                     08-Feb-02        17,485       $0.250        30-Nov-04
   First Associates Investments Inc.               15-Feb-02       318,286       $0.250        15-Aug-03
   Orbiz                                           18-Jul-02     1,000,000       $0.250        18-Jul-05
   Kensington Securities Inc.                      24-Jul-02        50,000       $0.280        08-Feb-04
   Mallet Group                                    22-Oct-02        92,000       $0.280        21-Oct-04
                                                                 ---------
Total Warrants                                                   6,452,402
                                                                 ---------